Exhibit 4.14

Description of Registrant’s Securities

As of March 12, 2020, Creative Realities, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) our Common Stock; and (2) Warrants.

Description of Common Stock

The following is a description of our common stock, and certain material provisions of Minnesota law, our Articles of Incorporation, and our corporate bylaws. The following is only a summary and is qualified by applicable law, our Articles of Incorporation, and our corporate bylaws. Copies of our Articles of Incorporation and corporate bylaws are included as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part.

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that shareholder on every matter properly submitted to the shareholders for their vote. Shareholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights. Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities and after the satisfaction of any liquidation preference owed to the holders of any outstanding series of preferred stock.

Conversion, Redemption and Preemptive Rights. Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Warrants

The following summary of certain terms and provisions of our warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of the warrant, which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part.

Exercisability. The warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below).

Cashless Exercise.  In the event that a registration statement covering shares of common stock underlying the warrants, or an exemption from registration, is not available for the resale of such shares of common stock underlying the warrants, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant. In no event shall we be required to make any cash payments or net cash settlement to the registered holder in lieu of issuance of common stock underlying the warrants.

Exercise Price. The initial exercise price per share of common stock purchasable upon exercise of the warrants is $4.375. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Certain Adjustments. The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of our common stock.

Transferability. Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Fundamental Transaction. If, at any time while the warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of our shares of common stock are permitted to sell, tender or exchange their shares of common stock for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding shares of common stock, (4) we effect any reclassification or recapitalization of our shares of common stock or any compulsory share exchange pursuant to which our shares of common stock are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of our outstanding shares of common stock, each, a “Fundamental Transaction,” then upon any subsequent exercise of the warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of warrant shares then issuable upon exercise of the warrant, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Anti-Takeover Provisions

The following is a description of certain provisions of the Minnesota Business Corporation Act and our corporate bylaws that are likely to discourage any unfriendly attempt to obtain control of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the Minnesota Business Corporation Act and our corporate bylaws.

Minnesota Business Combination Act

We are subject to the Minnesota Business Combination Act, Section 302A.673 of the Minnesota Business Corporation Act. Subject to certain qualifications and exceptions, the statute prohibits an “interested shareholder” of certain Minnesota corporations that are termed “issuing public corporations” (which definition Creative Realities satisfies) from effecting any “business combination” with the corporation for a period of four years from the date the shareholder becomes an “interested shareholder” unless the corporation’s Board of Directors approved the business combination prior to the shareholder becoming an “interested shareholder” or otherwise approved the shareholder becoming an “interested shareholder.”

An “interested shareholder” is defined to include (i) any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation, or (ii) any affiliate or associate of the corporation, that, within the prior four-year period has at any time directly or indirectly beneficially owned 10% or more of the voting power of the then-outstanding stock of the corporation.

The term “business combination” is defined broadly to include, among other things:

●	the merger, consolidation or share exchange of the corporation with the interested shareholder or any corporation that is, or after the merger, consolidation or share exchange would be, an affiliate or associate of the interested shareholder (subject to certain exceptions);

●	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder or any affiliate or associate of the interested shareholder, of assets of the corporation or any subsidiary (i) having an aggregate market value of 10% or more of the corporation’s consolidated assets, (ii) having an aggregate market value of 10% or more of the market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation determined on a consolidated basis (subject to certain exceptions); or

●	the issuance or transfer to an interested shareholder or any affiliate or associate of the interested shareholder of 5% or more of the aggregate market value of the outstanding stock of the corporation (subject to certain exceptions).

The statute is designed to protect minority shareholders by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute’s prohibition on the issuance or transfer to an interested shareholder of 5% or more of the aggregate market value of the outstanding stock of a corporation is subject to an exemption for shares purchased pursuant to the exercise of rights offered on a pro rata basis to all shareholders, such as this rights offering.

Bylaws

Certain provisions of our corporate bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our Board of Directors. In addition, these provisions also are intended to ensure that our Board of Directors will have sufficient time to act in what our Board of Directors believes to be in the best interests of our Company and our shareholders. Nevertheless, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our shareholders. These provisions are summarized below.

Advance Notice Provisions for Raising Business or Nominating Directors. Sections 2.2 and 3.3 of our bylaws contain advance-notice provisions relating to the ability of shareholders to raise business at a shareholder meeting and make nominations for directors to serve on our Board of Directors. These advance-notice provisions generally require shareholders to raise business within a specified period of time prior to a meeting in order for the business to be properly brought before the meeting. Similarly, our bylaws prescribe the timing of submissions for nominations to our Board of Directors and the certain of factual and background information respecting the nominee and the shareholder making the nomination.

Limited Shareholder Action in Writing. Our bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting by fewer than all shareholders entitled to vote. This provision is consistent with the Minnesota Business Corporation Act, which does not allow for fewer than all shareholders of a public corporation to take action other than at an actual meeting of the shareholders.

Number of Directors and Vacancies. Our bylaws provide that the number of directors shall initially consist of seven persons, with the precise number of directors comprising the board shall be determined from time to time by the board itself. The prescribed number of directors comprising the board may be increased (but not decreased) by a majority of the directors then serving on the board. The bylaws also provide that our board has the right, except as may be provided in the terms of any series of preferred stock created by resolutions of the board, to fill vacancies, including vacancies created by any decision of our board to increase the number of directors comprising the board.

Articles of Incorporation – Blank-Check Preferred Stock Power

Under our Articles of Incorporation, our board has the authority to fix by resolution the terms and conditions of one or more series of preferred stock and provide by resolution for the issuance of shares of such series.

We believe that the availability of our preferred stock, in each case issuable in series, and additional shares of common stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized but unissued shares of common stock, will be available for issuance without further action by our shareholders, unless shareholder action is required by applicable law or the rules of any stock exchange on which any series of our stock may then be listed, or except as may be provided in the terms of any preferred stock created by resolution of our board.

These provisions give our board the power to approve the issuance of a series of preferred stock, or additional shares of common stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares of preferred stock might impede a business combination if the terms of those shares include voting rights which would enable a holder to block business combinations or, alternatively, might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Listing

Our common stock and warrants are listed on The Nasdaq Capital Market under the symbol “CREX” and “CREXW”, respectively.

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